Exhibit (14)(b)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form N-14 of our report dated February 27, 2012 relating to the financial statements and financial highlights which appears in the December 31, 2011 Annual Report to Shareholders of Value Line U.S. Government Money Market Fund, Inc. (the “Fund”), which are also incorporated by reference into the Registration Statement. We also consent to the references to us under the heading “Financial Highlights” in such Registration Statement and under the headings “Financial Highlights” in the Prospectus and “Investment Advisory and Other Services” and “Financial Statements” in the Statement of Additional Information dated May 1, 2012 for the Fund, which are also incorporated by reference into the Registration Statement.

/s/ PricewaterhouseCoopers LLP

New York, New York

August 29, 2012